Issuer Free Writing Prospectus
Dated January 23, 2024
Filed Pursuant to Rule 433
Relating to Preliminary Prospectus dated January 11, 2024
Registration Statement No. 333-252127

CDT Environmental Technology Investment Holdings Limited



Forward-Looking Statements

- This presentation contains forward-looking statements that are based on the beliefs and assumptions of the management team of CDT Environmental Technology Investment Holdings Limited ("CDT") and on information currently available to such management team. These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond CDT's and its subsidiaries' and affiliates' control. All statements, other than statements of historical fact, contained in this presentation, including statements regarding future events, future financial performance, business strategy and plans, and objectives of CDT for future operations, are forward-looking statements. Although CDT does not make forward-looking statements unless it believes it has a reasonable basis for doing so, CDT cannot guarantee their accuracy. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievements of CDT and its industry to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on any forward-looking statement. CDT undertakes no obligation to update or revise publicly any of the forward-looking statements after the date hereof to conform the statements to actual results or changed expectations except as required by applicable law.
- This presentation contains industry, statistical and market data from CDT's internal estimates and research as well as from third party publications, surveys and reports. Although CDT has not independently verified the accuracy or completeness of the data contained in these industry publications, surveys and reports, CDT believes the publications, surveys and reports are generally reliable, although such information is inherently subject to uncertainties and imprecise. In addition, the industry in which CDT operates is subject to a high degree of uncertainty and risk due to a variety of important factors which are described in the Registration Statement (as defined hereinafter). As a result, these and other factors could cause results to differ materially from those expressed in the estimates made by CDT and third parties.
- This presentation uses CDT's trademarks. This presentation may also include trademarks, logos, trade names and service marks that are the property of others. Trademarks, logos, trade names and service marks referred to in this presentation may appear without the ® and ™ symbols, but those references are not intended to indicate that CDT will not assert its rights, or that the applicable owner will not assert its rights, to the fullest extent under applicable law. The trademarks, logos, trade names and service marks appearing in this presentation belong to their respective owners and do not provide or imply any endorsement, sponsorship or affiliation.

Free Writing Prospectus

- This free writing prospectus relates to the proposed initial public offering of ordinary shares of CDT, which are being registered on a registration statement on Form F-1, as amended (File No. 333-252127) (the "Registration Statement"). This free writing prospectus should be read together with the preliminary prospectus dated January 11, 2024 included in that Registration Statement, which can be accessed through the following link: https://www.sec.gov/Archives/edgar/data/0001793895/000173112224000057/e5331_f-1a13.htm.

- CDT has filed the Registration Statement (including a preliminary prospectus) with the United States Securities and Exchange Commission (the "SEC") for the offering to which this communication relates. The Registration Statement has not yet become effective. Before you invest, you should read the prospectus in that Registration Statement and other documents CDT has filed with the SEC for more complete information about CDT and the proposed offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, CDT, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting WestPark Capital, Inc. by telephone call at (310) 843-9300, by mail at 1800 Century Park E, Suite 220, Los Angeles, CA 90067, Attn: Jason Stern, or by e-mail at jstern@wpcapital.com.

Company Overview

- **Provider of waste treatment services in China in:**
  - Rural sewage treatment
  - Septic tank treatment
- **Founded in 2012**
- **Proposed Nasdaq symbol: CDTG**
- **Investment Highlights:**
  - Large rural sewage treatment market in China, estimated to reach approximately RMB 200 billion (approximately $29.9 billion) in 2030 *(Source: Forward the Economist, January 2018)*
  - Advanced rural sewage treatment technology, including our quick separation technology for cost-effective and decentralized treatment
  - Advanced septic tank treatment systems, including our automated mobile system and integrated fixed system
  - Diversified strategy in application of our septic tank treatment systems in public toilets in urban areas and in service stations along highways, and organic fertilizer production
  - Extensive operation and marketing network with 12 subsidiaries in 9 provinces in China
  - Distinguished reputation and close relationships among the state-owned companies, local governments and residential and business property management companies and recurring or long-term service contracts
  - Rich experiences in completed projects and multiple projects in the pipeline
  - Experienced management team and personnel with a demonstrated track record

Financial Summary and Use of Proceeds

- Financial Summary [1]

	For the Years Ended December 31,		For the Six Months Ended June 30,	
	2022	2021	2023	2022
			(Unaudited)	(Unaudited)
	($US MM)	($US MM)	($US MM)	($US MM)
Revenues	28.8	23.6	15.5	12.9
Gross Profit	10.3	8.5	4.8	4.7
Net Income	5.2	6.6	1.8	0.6

- Estimated Use of Proceeds [1]
  - Approximately 45% for working capital purposes for rural sewage treatment, including building our sewage treatment equipment;
  - Approximately 35% for implementation of new systems and services and potential mergers and acquisitions of subsidiaries, although no definitive merger or acquisition targets have been identified;
  - Approximately 15% for research and development; and
  - The remainder for sales and marketing, additional working capital and general corporate purposes, including increasing our liquidity.

(1) Reflects approximations.

Competitive Strengths

- **Product advantages:**
  1. Advanced rural sewage treatment technology
     - Quick separation technology, technological know-how and years of operational knowledge
     - Cost-effective solution for decentralized sewage treatment at a small scale
     - High quality of outflowing water, high degree of automation and integrated equipment with a general lifespan of over 10 years
  2. Advanced on site septic tank treatment systems
     - Adaptable to the needs of specific customers and produces treated water that we believe meets applicable government standards
     - High degree of automation and reduced odor and noise
- **Extensive operation and marketing network**
- **Numerous completed and successful projects across China, including the Fujian, Jiangxi, Liaoning, and Zhejiang provinces**
- **Recognized brand**
  - A distinguished reputation and close relationships among the state-owned companies, local governments and residential and business property management companies from which we acquire new projects
- **Full range of sewage treatment solutions**
  - Maintenance support, installation, and technical advice
- **Experienced management team and personnel with a demonstrated track record**

Industry Background

Rural Sewage Treatment Industry

- **Large rural sewage treatment market**
  - Large market size of rural sewage treatment in China: expected to reach approximately RMB 200 billion (approximately $29.9 billion) in 2030 *(Source: Forward the Economist, January 2018)*
  - Large and growing annual volume of rural sewage discharge: total revenue generated from decentralized rural sewage treatment services and equipment in China reached approximately 92.5 billion RMB (approximately $13.8 billion) in 2019 and increased at a compound annual growth rate of approximately 40.3% from 2015 to 2019 *(Source: the Prospective Industry Research Institute, October 2020)*
  - Low percentage of sewage treatment before discharge: only approximately 22% of the incorporated villages in China treated rural sewage water in 2016 *(Source: the Ministry of Environmental Protection of China and the Ministry of Finance of China, December 2016);* In addition, the Ministry of Ecology and Environment of China held a press conference in April 2022, and the spokesperson stated that the data of the Ministry of Housing and Urban-Rural Development of China showed that as of 2021, only 28% of rural sewage in China was treated before discharge, and the percentage was up by only 6% during the five years between 2016 and 2022
- **Government policy support**

Year	Government Agency/Policy	*Content*
2016	*The Ministry of Housing and Urban-Rural Development of China*	Goal of establishing sewers and sewage treatment facilities and service systems in 90% of the villages and towns in China within thirty years
2016	*The 13th Five Year Plan for National Economic and Social Development of the PRC*	Clean water initiatives regarding the construction of urban sewage treatment and supporting facilities, urban reclaimed water recycling, and continued reduction of waste emissions
2019	*Three-Year Action Plan for Improving the Quality and Efficiency of Urban Sewage Treatment*	The Chinese government should increase capital investment and raise funds through multiple channels to support sewage treatment
2021	*The 14th Five Year Plan for National Economic and Social Development of the PRC*	China needs to carry out the improvement of rural living environment and steadily solve the outstanding environmental problems

Septic Tank Treatment Industry

- The septic tank treatment industry has been subject to an increased number of regulations and policies of environmental protection in recent years.

Present Situation

1. Highly segmented industry with small and regional companies or contracted individuals.
2. Traditional treatments pump a mixture of solid waste and sewage into a tank truck and transport it to a treatment center for processing.
3. Sewage may be discharged directly onto the ground or into nearby rivers and lakes, which raises environmental concerns.
4. Lack of capacity of existing treatment centers and the distance of transportation.

Industry Trend

1. Environmental protection departments are increasing oversight and scrutiny.
2. The government implemented the new Wastewater Quality Standards for Discharge to Municipal Sewers (GB/T 31962-2015) in 2016 to enhance the treatment of septic tank sewage.
3. We believe that in most regions, the sewage discharged from septic tanks to municipal sewers does not meet the standards promulgated by the government.
4. We believe that the market for our systems to effectively treat the sewage from septic tanks in compliance with such government standards is large and growing.

Our Services and Products

Rural Sewage Treatment

- **Turn-key solutions**: construction of rural sewage treatment plants, installation of our systems, and provision of on-going operation and maintenance services
- Decentralized treatment system based on **quick separation technology**
  - Newly emerged biochemical process in the last 5 to 10 years
  - Cost-effective solution for treating 5 tons to 500 tons of sewage per day
  - Sewage is decomposed biochemically by quick separation balls (containing numerous microorganisms)



CDT Integrated equipment



Equipment embedment


速分出水池

Buried equipment

Quick Separation Technology

- A newly emerged biochemical process for sewage treatment in the last 5 to 10 years and effective in treating sewage at small scales
  - Primary filtration and treatment process occurs inside quick separation balls, which are numerous porous ceramic balls hosting microorganisms collected in a spherical plastic frame
  - Requires no additional pressure and suspended solids in the fluid accumulate inside the balls with low flow rate
  - Decomposition of organic matters occurs near the surface of the balls and decrease of phosphorus and nitrogen occurs near the core
  - Quick separation technology innovatively creates a varied, aerobic and anaerobic environment in one tank while traditional biochemical methodologies, such as A/O methodology, maintain only one environment in one tank





Process Flow of Rural Sewage Treatment System


Rural sewage
Mechanical grille tank
Pre-aeration regulating tank
First-stage quick separation
Second-stage quick separation
Third-stage quick separation
Sedimentation tank
Intermediate tank
Clean water tank
Standardized outlet
Standard discharge
Blowing Machine
Control Cabinet
Periodical Cleaning
Sludge concentration tank
Filtration system
Ultraviolet radiation

Mobile Septic Tank Treatment System

- Our mobile system is composed of an integrated waste treatment system assembled on a vehicle:
  - Modular design for flexibility
  - Continuous operation
  - Reduced odor and noise
  - Highly automated - requires only 2 to 3 workers per system
  - Capacity of a typical mobile system is 400-cubic-meter of septic tank sewage per day





Process Flow of Mobile Septic Tank Treatment System


Gas
Disinfection, Deodorization, Purification
Emission Of Harmless Gas
Septic Tank
Separation of Solid and Liquid
BOD & COD Removal
Liquid
Removal of grease and algae, Disinfection, Deodorization
Discharge of Treated Water
Solid Residue
Disinfection, Deodorization, Dehydration


Labelling
Workers on site
Before treatment
After treatment

Demonstration of Treatment on site

Fixed Septic Tank Treatment System

- Our fixed system is an integrated and stand-alone waste treatment system designed for public toilets in cities:
  - Compact structure - only requiring twelve square meters for a system capable of treating twenty tons of sewage per day
  - Adopts quick separation technology
  - Decomposes solid waste
  - Treats the sewage to meet the *Sewage Quality Standards for Discharge to Municipal Sewers (GB/T 31962-2015)*





Research and Development

- High-quality research and development team
  - Constantly collect feedback from completed projects
  - Modify integrated equipment and technologies based on previous experiences
- As of December 31, 2023, we had 2 invention patents, 38 utility model patents, 3 trademarks and 2 computer software copyrights
- Cooperation with third-party institutions
- High-Tech Enterprise status



Sales and Marketing

Sales and Marketing

Rural Sewage Treatment

- Our customers are city or provincial level state-owned construction companies that provide turn-key solutions of rural sewage infrastructure construction including drainage, pipeline and sewage treatment for local governments.
- When obtaining a new customer, we:
  (1) identify the demand of local governments in rural sewage treatment;
  (2) approach such state-owned companies that are capable of and experienced in undertaking sewage treatment related projects. We assist the state-owned companies in their bidding process with local governments, especially on the technology and process of rural sewage treatment; and
  (3) the state-owned companies will use our rural sewage equipment and services after winning the bid.
- We have mutually beneficial partnerships with state-owned companies as we provide the technological support in rural sewage treatment and the state-owned companies have good relationships with local governments, well-known brands, and sufficient working capital.

Septic Tank Treatment

- We have established sales and marketing networks in many cities across nine provinces in China, with twelve majority-owned subsidiaries and two branch offices.



Chengde
Shenyang
Hohhot
Beijing
Tianjin
Baoding
Hengshui
Taiyuan
Wenzhou
Fuzhou
Nanning
Shenzhen

Rural Sewage Treatment — Successful Projects

- Completed more than 60 rural sewage treatment plants in Fujian, Jiangxi, and Liaoning provinces



Lianhua Town, Xiamen City, Fujian Province



Shentu Town, Zhangpu County, Fujian Province



Dongsheng Township, Shenyang City, Liaoning Province

Projects in Backlog and Pipeline

- **Two projects in backlog**

Total tentative contracted amount of the two projects is approximately RMB 170 million (approximately $23.2 million):

- RMB 140 million (approximately $19.1 million) for the Lianjiang Project
- RMB 30 million (approximately $4.1 million) for the Wuyishan Project - Phase 2

- **Pipeline**

We are also in the process of acquiring four projects for our sewage treatment systems, three of which are expected to be signed and commenced in the first quarter of 2024 and one of which is expected to be signed and commenced in the second quarter of 2024.

Manufacturing

- **Rural sewage treatment**
  - Outsource manufacturing primarily to three suppliers
  - Suppliers rely on our design and technological support
  - Stable and long-term relationships with suppliers
  - Suppliers generally deliver our orders on a timely basis
  - Integrated equipment must pass strict quality control procedures

- **Septic tank treatment**
  - Assemble the components of our systems at our factory in Nanping, China
  - Contract third-party suppliers to produce the components of our systems
  - Maintain our proprietary technology
  - Provide design and technological support for the suppliers

Strategy

Increase Market Share in Rural Sewage Treatment Industry

- **We intend to increase our market share in the rural sewage treatment industry by leveraging our proprietary technology and successful installation of our sewage treatment systems and plants.**
  - We intend to increase our market share in the towns and villages where we have already established a presence.
  - We also intend to expand our sales and marketing efforts to new geographic markets.
  - We intend to expand our sales and marketing team targeting state-owned and other companies to further pursue opportunities of rural sewage treatment.
  - We are currently in negotiation for several projects in the Fujian province in China.

- **We are in the process of negotiation to establish long-term partnerships with state-owned companies in the central government level for rural sewage treatment.**
  - We seek to enter into long-term partnerships with state-owned companies at the central government level.
  - Such companies not only have established good relationships with government agencies, but also have sufficient working capital. Particularly at the central government level, state-owned companies have established networks throughout China. Such partnerships would help us to expand to other provinces in China.

Septic Tank Treatment - Septic Tank Sewage Collection Stations

- **We plan to provide septic tank treatment services to septic tank sewage collection stations.**
  - We intend to provide our system itself, along with installation, operation and maintenance services for the system, to septic tank sewage collection stations.
  - We intend to promote our system in the Shunyi, Dongcheng, and Chaoyang Districts of Beijing.
  - In Beijing, there were more than 20,000 public toilets in 2019. On average, each public toilet generates 2 to 3 tons of sewage per day. For every 50 public toilets in Beijing, the Chinese government would need to build a septic tank sewage collection station capable of holding approximately 100 tons of sewage for temporary storage.

See the offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.





Fixed Septic Tank Treatment System for Public Toilets in Service Stations

- **We plan to promote the fixed septic tank treatment system for public toilets in service stations.**
  - Currently, the sewage from public toilets at service stations is traditionally discharged directly onto the ground or into nearby rivers and lakes, which raises environmental concerns.
  - We have upgraded our fixed septic tank treatment system and we believe that the treated water meets the strictest water quality standards, Grade I Standard A, specified in the Discharge Standard for Pollutants of Urban Wastewater Treatment Plants (GB18918-2002).
  - Our system targets public toilets in service stations along controlled-access highways, particularly those highways in remote areas where sewer systems or wastewater treatment plants are not available.
  - Government is seeking cost-effective solutions to manage such sewage from public toilets.
  - Our demonstration site in Inner Mongolia began operation in May 2019 and treats approximately 4,238 cubic feet of wastewater per day.

Organic Fertilizer Production

- **We plan to partner with third parties to begin organic fertilizer production.**
  - Strategic cooperation with organic fertilizer manufacturing company
  - Provide dehydrated solid waste and the partnered companies would be responsible for manufacturing and sales


TEL:400-0829-066


环保事业 利国利民

See the offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Management

Yunwu Li – CEO and Chairman of the Board of Directors

- Chairman of the board of directors and general manager of Shenzhen CDT Environmental Technology Co., Ltd.
- General manager of Fujian Optical Instrument Co., Ltd. (1987 to 1996)
- Chairman of the board of directors of Fujian Furi Electronics Co., Ltd. (Ticker: 600203), a company listed on the Shanghai Stock Exchange (July 1999 to November 2003)
- Chairman of the board of directors and general manager of Beijing Xinyuan Shidai Real Estate Development Co., Ltd. (March 2007 to May 2015)
- MBA degree from The Open University of Hong Kong

Tiefeng Wang – CFO

- Investment manager of Zhejiang Feida Environmental Science & Technology Co., Ltd. (Ticker: 600526) (January 2010 to July 2012)
- Financial controller of Xingyuan Environment Technology Co., Ltd. (Ticker: 300266), a company listed on the Growth Enterprise Market of the Shenzhen Stock Exchange (May 2015 to November 2019)
- Certified public accountant in China
- Bachelor's Degree in Industry and Business Administration from Hebei University of Geosciences

Zijiang Liu – CTO and VP

- Chief technology officer and vice president of septic tank treatment of Shenzhen CDT Environmental Technology Co., Ltd.
- Engineer of Volvo (China) Investment Co., Ltd. (April 2006 to November 2015)
- Bachelor's Degree in Automotive Design from Xi'an Highway Communication University

Management

Jianfei Yu – VP

- Vice president of rural sewage treatment of Shenzhen CDT Environmental Technology Co., Ltd.
- Over 10 years of experience serving in various roles at environmental protection companies
- General manager and chief engineer of Jinhua Shunhong Environmental Protection Technology Co., Ltd. (January 2016 to June 2017)
- General manager and chief engineer of Jinhua Juchuan Environmental Protection Technology Co., Ltd., engineering manager of Zhejiang Liuyuan Environmental Technology Co., Ltd., project manager of Lvdi Environmental Technology Co, Ltd., and technological director of Tongkun Group Co., Ltd. (June 2007 to April 2015)
- Bachelor's Degree in Environmental Engineering from Sanxia University

Yuntao Guan – Chief Scientist

- Consultant to Shenzhen CDT Environmental Technology Co., Ltd.
- Professor, doctoral supervisor and director of the Institute of Environment of Shenzhen Graduate School of Tsinghua University
- Vice director of the National Environmental Protection Environmental Microorganisms Usage and Safety Control Key Lab and the director of Municipal Water Circulation and Water Environment Safety Assurance Engineering and Technology Research Center of Guangdong Province
- Part-time professor at The Queensland University of Technology in Australia and was a guest professor at Kyoto University in Japan
- Ph.D. in Environmental Science and Engineering from the Department of Environment, Tsinghua University

Board of Directors

Lijun Cui

- General manager of Shenzhen CDT Environmental Technology Co., Ltd.
- General manager of Zhejiang Yong Er Jia Environmental and Technology Co., Ltd. (August 2013 to October 2016)
- Bachelor's Degree in Business Administration from Jiangxi Normal University

Yaohui Wang

- Managing director and the regional director of North China of BOC International (China) Co., Ltd.
- Over 20 years of professional experience in finance and economic
- Professor at Jilin University of Finance and Economics
- Bachelor's Degree in Commercial Economy from Jilin University of Finance and Economics and a Master of Business Administration from Asia International Open University (Macau)

Dongming Zhang

- Founded Beijing Jiu Zhang Bo Yi Information Technology Co., Ltd. in China in December 2013 and IFDC, Inc. in the United States in August 2017
- Bachelor's Degree in Thermal Engineering from Tsinghua University and a Doctoral Degree in Management Science and Engineering from the University of Chinese Academy of Sciences

Harry D. Schulman

- Chief executive officer of HairClinical LLC
- Director of Q.E.P. Co., Inc. (April 2018 to November 2018)
- Various senior management roles in Applica Incorporated (NYSE: APN) (January 1989 to January 2007)
- Bachelor's Degree in Business Administration-Accounting from the University of Dayton and a Master's Degree in International Business from the University of Miami, Florida

Financial Summary (1)

Income Statement Summary

	For the Years Ended December 31,		For the Six Months Ended June 30,	
	2022	2021	2023	2022
			(Unaudited)	(Unaudited)
	($US MM)	($US MM)	($US MM)	($US MM)
Revenues	28.8	23.6	15.5	12.9
Gross Profit	10.3	8.5	4.8	4.7
Net Income	5.2	6.6	1.8	0.6

Balance Sheet Summary

	December 31,		June 30,
	2022	2021	2023
			(Unaudited)
	($US MM)	($US MM)	($US MM)
Current assets	41.0	37.6	40.8
Total assets	53.9	41.3	56.2
Current liabilities	28.1	18.7	29.6
Total liabilities	28.4	18.9	29.8
Total shareholders' equity	25.6	22.4	26.4

(1) Reflects approximations.

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Proposed Offering Terms

Issuer	CDT Environmental Technology Investment Holdings Limited
Security	Ordinary Shares
Proposed Price Per Share	$4.00 to $5.00
Proposed Shares Offered	2,000,000 ordinary shares*
Proposed Offering Size	$9,000,000**
Proposed Trading Symbol	CDTG
Proposed Exchange	The Nasdaq Capital Market
Lead Underwriter	WESTPARK CAPITAL

*Assumes no exercise of the underwriters' over-allotment option to purchase up to 300,000 additional ordinary shares

**Assumes a price of $4.50 per share (the midpoint of the proposed price range noted herein)